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                                                                October 22, 1999

Condev Land Fund III, Ltd.
Third Quarter 1999

We are pleased to report that the last property owned by this partnership was sold on October 7, 1999. The sale price was $762,500 plus interest from the originally scheduled closing date of July 15, 1999 in the amount of $17,547.95, for a total of $780,047.95. After expenses of the sale, which included $76,250 in real estate commissions paid to non-affiliated real estate brokers, the net proceeds realized by the Partnership were $685,235.17. The Partnership paid $400,000 for this parcel in 1993.

Enclosed is a check representing your pro rata share of the net proceeds realized from this sale plus the remaining cash in the Partnership after deducting the estimated amount necessary for accounting, legal and administrative costs to wind up the affairs of the Partnership. If your
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investment is held by a custodian, enclosed is a copy of the distribution check
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which was sent to the custodian.
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Since this is the final property in the Partnership, the accountants are reviewing all accounts in preparation for termination of the Partnership. You will be receiving a final K-1 (Form 1065) in February, 2000.

The financial statements of the Partnership for the first three quarters of 1999 are on the reverse side hereof. As of September 30, 1999,(which was prior to the sale discussed above)the net asset value (book value) per unit of limited partner interest was $48.43.

Please feel free to contact the Investor Relations office if you have any questions or would like additional information concerning your investment.



Sincerely yours,


CONDEV ASSOCIATES